Exhibit 99.11
Director Bonus to John Hollander

[Liska Biometry LOGO]

November 15, 2005

John Hollander
1900 City Park Drive
Suite 510
Ottawa, ON
K1J 1A3

      RE: Director Equity Bonus

Dear John,

      Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Director Bonus in the form of equity in the amount of 50,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to this organization.

Sincerely,

Liska Biometry, Inc.